C/Funds Group, Inc. Mutual Fund Series Email: cfunds@ctrust.com - Internet: www.ctrust.com/cfunds.htm	201 Center Road, Suite 2 Venice, FL 34285 Voice: 941-488-6772 Toll Free: 800-338-9477 Fax: 941-496-4660

September 30, 2007

C/Fund	Today's NAV Per Share: $20.03 Total Assets Held: $4.0 million Percentage Invested In Stocks: 94%

Transactions (Shares Purchased and Sold

Purchased: 750 shares Becton Dickinson & Co.; 1,000 shares Illinois Tool Works; 750 Shares Pepsico, Inc.; 1,400 Aegon PFD.

Sold: 100 shares 3M Co.; 100 shares Alcoa, Inc.; 200 shares Altria Group, Inc., 100 shares American Express Co.; 100 Shares American International Group; 100 shares Boeing Co.; 100 shares Caterpillar, Inc.; 100 shares Citigroup, Inc.; 100 shares Coca-Cola Co.; 100 shares E. I. Dupont de Nemours & Co.; 100 shares Exxon Mobil Corp.; 100 shares General Electric Co.; 100 shares General Motors Corp.; 100 shares Hewlett Packard Co.; 100 shares Home Depot, Inc.; 100 shares Honeywell International, Inc.; 100 shares Intel Corp.; 100 shares IBM Corp.; 100 shares J. P. Morgan Chase & Co.; 100 shares Johnson & Johnson; 100 shares McDonald's Restaurants; 100 Shares Microsoft Corp..; 100 shares AT&T, Inc.; 100 shares Proctor & Gamble Co.; 100 shares United Technologies Corp.; 100 shares Verizon Communications, Inc.; 100 shares Wal-Mart Stores; 100 shares Walt Disney Co.; 100 shares Washington Mutual.

C/Growth Stock Fund	Today's NAV Per Share: $14.78 Total Assets Held: $2.2 million Percentage Invested In Stocks: 79%
Transactions (Shares Purchased and Sold) Purchased: None. Sold: 1,500 shares Coach, Inc.; 2,290 shares CB Richard Ellis Group, Inc.; 1,350 shares BRG Group PLC-ADR.

Return Information as of 09/30/07

Fund	YTD	Before Taxes				After Taxes on Distributions				After Taxes on Distributions and Sale of Fund Shares
09/30/07	9 Months	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception
C/Fund	11.90%	19.86%	10.92%	4.99%	9.47%	19.78%	10.74%	3.76%	7.73%	14.00%	7.39%	4.43%	7.14%
C/Growth Stock Fund	22.66%	33.35%	18.68%	8.41%	9.90%	30.35%	16.98%	6.46%	8.32%	24.75%	13.20%	7.46%	7.87%

NOTE: Performance data quoted represents past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Year to date return is actual and all others are annualized returns.

Remember that a fund's past performance is not necessarily an indication of how it will perform in the future.

Announcements

Fund Information Available on NASDAQ

You can now view NAV information on line through financial information providers such as Yahoo Finance. The ticker symbols are CFUNX for C/Fund and CGROX for C/Growth Stock Fund.

C/Funds on the Internet!

C/Funds information like daily Net Asset Values, current and previous newsletters, Annual Reports, and the Prospectus are now available via the World Wide Web. Point your favorite browser to http://www.ctrust.com and follow the C/Funds link for current information or the Library link for archives and larger documents.

You can also reach us by electronic mail at cfunds@ctrust.com.

C/Funds Offers Automatic Investing!

Free electronic transfers between your personal checking account and your C/Funds Group account enables you to invest conveniently without mailing checks. For more information please call us at (800) 338-9477 or 488-6772.

Get More Information

For more complete information about C/Funds Group, Inc., including expenses, review our Prospectus which is available at our web site as described above at "C/FUNDS on the Internet," by writing to us at the address shown on this newsletter, or by calling (800) 338-9477 or (941)-488-6772. Read the Prospectus carefully before you invest or forward funds.